Mail Stop 4561
Via fax: (650) 944-5411

December 9, 2009

Mr. R. Neil Williams
Chief Financial Officer
Intuit Inc.
2700 Coast Avenue
Mountain View, CA 94043

> **Re:** **Intuit Inc.**
> **Form 10-K for Fiscal Year Ended July 31, 2009**
> **Filed September 15, 2009**
> **Form 10-Q for Fiscal Quarter Ended October 31, 2009**
> **Filed December 4, 2009**
> **File No. 0-21180**

Dear Mr. Williams:

We have reviewed the above-referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended July 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Goodwill, Purchased Intangible Assets and Other Long-Lived Assets – Impairment Assessments, page 36

1. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying values and are at potential risk of failing step

one of your goodwill impairment analysis, please tell us and disclose the following in future filings:

- the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test;
- the amount of goodwill allocated to the reporting unit;
- describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value;

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350.

Note 4. Goodwill and Purchased Intangible Assets

Purchased Intangible Assets, page 75

2.   We note that in May 2009 you acquired technology licensing rights with a present value of $89.2 million of which you determined that $76.6 million related to future licensing rights and $12.6 million related to the historical use of such licensing rights. Please explain further the circumstances under which you acquired a technology licensing right that included costs for past usage. In this regard, tell us whether this acquisition resulted for a technology infringement settlement. Also, tell us how you identified each element to this transaction and explain how you determined the value for each element.

Form 10-Q for the Quarter Ended October 31, 2009

Note 1. Description of Business, Basis of Presentation and Summary of Significant Accounting Policies

Computation of Net Income (Loss) Per Share, page 9

3.   We note that you have outstanding unvested restricted stock units. Please confirm that you adopted ASC 260-10-45-61A (FSP EITF 03-6-1) effective January 1, 2009 and tell us what impact, if any, this guidance had on these awards and accordingly, on the company's basic earnings per share calculations.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may

Mr. R. Neil Williams
Intuit Inc.
December 9, 2009
Page 3

wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or me at (202) 551-3499 if you have any questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief